UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

DIALOGIC INC.

(Name of Subject Company (Issuer))

DIALOGIC MERGER INC.

DIALOGIC GROUP INC.

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

25250T100

(CUSIP Number of Class of Securities)

Bruno-Étienne Duguay

Dialogic Merger Inc.

c/o Novacap TMT IV, L.P.

375 Boul. Roland-Therrien, suite 210

Longueuil, Quebec, Canada J4H 4A6

(450) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jocelyn M. Arel

Jared G. Jensen

Goodwin Procter LLP

53 State Street

Boston, MA 02109

Telephone (617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$11,189,256.60	$ 1,300.19

*     Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of 74,595,044 shares of common stock, par value $0.001 per share, at $0.15 per share.

**	Calculated in accordance with Rule 0-11 of the Exchange Act, and the Fee Rate Advisory No. 1 for fiscal year 2015 issued by the Securities and Exchange Commission on August 29, 2014, by multiplying the transaction valuation by .0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 1,300.19	Filing Party:	Dialogic Group Inc. and Dialogic Merger Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 24, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Dialogic Merger Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Dialogic Group Inc., a Canadian corporation (“Parent”), with the Securities and Exchange Commission on October 24, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase for cash all of the outstanding common stock, par value $0.001 per share (the “Shares”), of Dialogic Inc., a Delaware corporation (the “Company”), at a price of $0.15 per Share net to the seller in cash, without interest, and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 24, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is hereby amended and supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Exhibit (a)(1)(A). Offer to Purchase

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following at the end of Section 16 of the Offer to Purchase entitled “Certain Legal Matters and Regulatory Approvals”:

“Certain Litigation. On or around October 28, 2014, a purported stockholder of the Company filed a putative class action lawsuit in the Superior Court of New Jersey, Morris County, against the Company, its directors, Parent, and Purchaser, captioned Stephen Bushansky v. Dialogic Inc., et al. The lawsuit alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders, and that the other defendants aided and abetted those breaches, by seeking to sell the Company through an allegedly unfair process for an unfair price on unfair terms. The lawsuit seeks, among other things, equitable relief that would enjoin the consummation of the proposed merger, rescission of the merger agreement (to the extent it already is implemented), and attorneys’ fees and costs. Additional stockholders of the Company may file additional lawsuits that seek similar relief based on similar allegations.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2014

DIALOGIC GROUP INC.

By:	/s/ Stéphane Tremblay
Name: Stéphane Tremblay
Title: President

DIALOGIC MERGER INC.

By:	/s/ Stéphane Tremblay
Name: Stéphane Tremblay
Title: President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 24, 2014.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from the Depositary to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on October 24, 2014.*

(a)(5)(A)	Joint Press Release issued by Dialogic and Novacap TMT IV, L.P. dated October 10, 2014 (incorporated by reference to Exhibit 99.1 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 10, 2014).

(a)(5)(B)	Opinion of Sagent Advisors, LLC, dated October 10, 2014 (incorporated by referenced to Annex A to Dialogic’s Schedule 14D-9 filed with the SEC on October 24, 2014).

(b)(1)	Agreement to Exchange, Tender and Sell dated October 10, 2014, by and among Dialogic, Parent, Purchaser, Obsidian, LLC, Tennenbaum Opportunities Partners V, LP., Special Value Opportunities Fund, LLC, Special Value Opportunities Fund, LLC (incorporated by reference to Exhibit 2.2 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(d)(1)	Agreement and Plan of Merger, dated October 10, 2014, by and among Dialogic, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(d)(2)	Confidentiality Agreement, dated December 5, 2013, by and between Dialogic and Novacap Technologies III, L.P.*

(d)(3)	Form of Tender and Support Agreement, dated October 10, 2014 (incorporated by reference to Exhibit 99.1 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(d)(4)	Commitment Letter for $13.0 Million Senior Secured Credit Facility dated October 10, 2014 between Dialogic Corporation and Wells Fargo Foothill Canada ULC (incorporated by reference to Exhibit 99.3 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(d)(5)	Twenty-Third Amendment to Credit Agreement dated October 10, 2014, among Dialogic Corporation, Dialogic, Wells Fargo Foothill Canada ULC and the lenders party thereto (incorporated by reference to Exhibit 99.4 to Dialogic’s Current Report on Form 8-K filed with the SEC on October 15, 2014).

(e)	None.

(f)	None.

(g)	None.

(h)	None.

* Previously filed